FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                         For the month of November, 2004

                        Commission File Number 001-13896



                              Elan Corporation, plc
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


                 Lincoln House, Lincoln Place, Dublin 2, Ireland
--------------------------------------------------------------------------------
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F /X/                Form 40-F / /


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                        Yes / /                     No /X/

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.


     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                        Yes / /                     No /X/

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes / /                     No /X/

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Post-Effective Amendments on Forms F-3 and S-8 to Form F-4 Registration Statement of Elan Corporation, plc (Registration No. 333-12756), the Registration Statement on Form F-3 of Elan Corporation, plc and Athena Neuroscience Finance, LLC (Registration No. 333-13130), the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-13996, 333-12344, 333-11940, 333-09644, 333-09284, 333-09048, 333-08384, 333-07361,
333-07136, 333-14240, 33-27506 and 333-100252), the preliminary offering memorandum dated October 29, 2004 of Elan Finance public limited company, Elan Finance Corp. and Elan Corporation, plc and the offer to purchase and consent solicitation dated October 28, 2004 of Elan International Services Ltd. and Elan Corporation, plc.

                                  EXHIBIT LIST

  Exhibit     Description
  -------     -----------

    99.1      Press release dated November 11, 2004 titled:
              Elan announces receipt of requisite consents in tender offer and consent solicitation for EPIL III Series B and C Guaranteed Notes.

    99.2      Press release dated November 11, 2004 titled:
              Elan announces pricing of US$1.15 billion aggregate principal amount of Senior Notes.

    99.3      Press release dated November 12, 2004 titled:
              Elan and Mayo announce settlement of patent suit involving Alzheimer's disease research.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      ELAN CORPORATION, plc

                                      By:   /s/ William F. Daniel
                                            -----------------------------
                                            William F. Daniel
                                            Company Secretary

Date: November 12, 2004